EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
CVR Energy, Inc.:

        We consent to the incorporation by reference in the registration statements (Nos. 333-146907 and 333-148783) on Form S-8 of CVR Energy, Inc. of our reports dated March 14, 2013, with respect to the consolidated balance sheets of CVR Energy, Inc. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 Annual Report on Form 10-K of CVR Energy, Inc.

/S/ KPMG LLP

Houston, Texas
March 14, 2013